

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Todd Telesz
Chief Financial Officer
Hallador Energy Co
1183 East Canvasback Drive
Terre Haute, Indiana
47802

      Re: Hallador Energy Co
            Form 10-K for the Fiscal Year ended December 31, 2024
            Filed March 17, 2025
            File No. 001-34743

Dear Todd Telesz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Sean Ewen